

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 29, 2010

Via U.S. Mail and Facsimile
Abigail L. Jones
Corporate Secretary
Questar Corporation
180 East 100 South
PO Box 45433
Salt Lake City, Utah 84145-0433

> **Re:** **Questar Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2010**
> **File No. 1-08796**

Dear Ms. Jones:

We have limited our review of your PRE14A filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Management Performance Committee, page 9

1. We note that you have engaged Hewitt Associates, LLC as a consultant for 2009 executive and Board compensation. Please describe the nature and scope of its engagement, as well as the material elements of the instructions or directions given to Hewitt with respect to the performance of its duties under the engagement.

2.   We also note the related disclosure at page 21 indicating that Hewitt participated in the risk management assessment you describe. To the extent that this or any other such additional services would require disclosure pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K, provide all the necessary disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696, or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director